Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

Management’s Discussion and Analysis

2

1.1

Date

2

1.2

Overview and Management’s Discussion and Analysis

2

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

4

1.2.3

Kootenay Gemstone Property, British Columbia

4

1.2.4

Goldsmith Property, British Columbia

4

1.2.5

Stephens Lake Property, Manitoba

5

1.2.6

Wine Nickel-Copper Property, Manitoba

5

1.2.7

New Property Acquisition in Manitoba

6

1.2.8

Mineral Property Option Payments Due In Fiscal 2008

7

1.2.9

Market and Industry Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

8

1.5

Summary of Quarterly Results

10

1.6

Liquidity

12

1.7

Capital Resources

13

1.8

Off-Balance Sheet Arrangements

14

1.9

Transactions with Related Parties

14

1.10

Fourth Quarter

15

1.11

Proposed Transactions

15

1.12

Critical Accounting Estimates

15

1.13

Critical Accounting Policies and Changes in Accounting Policies

15

1.14

Financial Instruments and Other Instruments

16

1.15

Other MD&A Requirements

16

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

16

1.15.2

Disclosure of Outstanding Share Data

16

Other Information

17

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this quarterly report is November 23, 2007.

1.2

Overview and Management’s Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three and six months ended September 30, 2007, and the audited consolidated financial statements for the year ended March 31, 2007.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the six months ended September 30, 2007 (“fiscal 2008”), was $688,388 or $0.02 per share compared to Cream’s consolidated loss of $354,975 or $0.01 per share in the six months ended September 30, 2006 (“fiscal 2007”).

•

During fiscal 2008, Cream raised $1,087,516 from the exercise of stock options and warrants, compared to $1,926,340, raised primarily from the proceeds of a private placement, in fiscal 2007.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

•

During fiscal 2008, cash used in operations was $392,147 compared to $311,877 used in operations in fiscal 2007.

•

Bulk sampling of onshore licences in Sierra Leone was initiated in March 2007 and continued until June 2007 when seasonal rain and flooding forced the suspension of bulk sampling.  Another program, expected to begin in the fall of 2007, has been delayed until the early part of 2008 due to a very long rainy season.

1.2.1

Casierra Diamond Property, Sierra Leone

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in Casierra Diamond Corporation (“CDC”).  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both Casierra Development Fund Inc. (“CDF”) and CDC (collectively “Casierra”).

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence (“EPL”) at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

Bulk sampling commenced in May 2007 on the Sewa River Licence which had not had exploration work since the summer of 2005.  The first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  The three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed down stream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low in the early part of 2007, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artisanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

The above results are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management is very encouraged by these results due to their correlation with historic results and the size of the property.  Plans are to expand fieldwork significantly after the rainy season which is expected to be in the early part of 2008.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

Casierra plans to apply for a mining licence on a section of the Sewa River so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This would permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  A report amended January 18th 2006 by C. Ikona, P.Eng., with title, Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, which is compliant with the requirements of National Instrument 43-101, describes the licence in some detail.  This report is posted on the Company’s website.

Expenditures incurred on the Casierra property in fiscal 2008, (fiscal 2007 numbers in brackets), include the following:  Acquisition costs - $Nil ($99,000); community relations - $328 ($22,984); assays and analysis - $1,630 ($Nil); dredging and bulk sampling - $22,449 ($139,317); geological and geophysical - $93,344 ($84,320); site activities - $235,777 ($165,232), stock-based compensation - $99,402 ($Nil); and travel and accommodation- $127,679 ($122,954).

The Company has also acquired field equipment which is being used in Sierra Leone in the exploration programs.  Amortization of the equipment is capitalized and included in site activities.

It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million, if exploration results warrant the start of operations.

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  Drilling continues on the Dos Hornos Zone and to date in calendar 2007, 35 diamond drill holes have been completed, of which 9 drill holes tested quartz veins parallel to Dos Hornos Zone 1.  A total of approximately 6,250 m were drilled along the Dos Hornos Zone 1.  Drilling suggests that the Dos Hornos Zone 1 has been cut into 3 segments for a combined strike length of 1160 m.  It is open to the northeast and southwest.

Expenditures incurred on the Nuevo Milenio property in fiscal 2008, (fiscal 2007 numbers in brackets) include the following: assays and analysis - $10,328 ($857); drilling - $448,739 ($17,583); geological and geophysical - $88,630 ($63,950); site activities - $87,511 ($58,784); stock-based compensation - $48,814 ($Nil); and travel and accommodation- $18,593 ($19,246).

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  It has been demonstrated that litho-geochemistry and soil geochemistry techniques have been successful in defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  During the fall of 2007, a trenching program is planned.  Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Plans for fiscal 2008 include trenching and follow up prospecting and sampling of gold soil anomalies and airborne geophysical anomalies discovered in 2006.

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool their three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have reduced the size of the property to one licence, Number 64.

The Companies also have an option agreement to acquire the Trout Claim Group.  Under the terms of the Trout Claim Group agreement, the Companies made cash payments totaling $110,000 and issued 200,001 common shares, of which the last payments of $13,333 and the final share issuance of 16,666 common shares were made during the period, for a total of 66,667 common shares issued by Cream and cash payments of $36,666.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

1.2.6

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totaling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream’s exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

The first test hole, RAD 07 – 01, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).  The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.  For more information about Cream and its mineral property interests, please visit the Company’s website at www.creamminerals.com.

Expenditures on the Manitoba properties in fiscal 2008, with the fiscal 2007 numbers in brackets, were: assays and analysis _ $1,338 ($Nil); drilling - $120,470 ($Nil); geological and geophysical - $12,832 ($Nil); site activities - $752 ($13,381), and travel and accommodation, including helicopter transport – $69,432 ($Nil).  Most of the fiscal 2008 expenditures were incurred on a drilling program on the Wine Property.

1.2.7

New Property Acquisition in Manitoba

Subsequent to September 30, 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B (collectively, the “Property”), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The Property is located 90 kilometers south west of the Minago Nickel deposit of Victory Nickel Inc.

As reported by W.S. Ferreira Ltd., the Property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  Cream is planning an airborne electromagnetic and magnetic survey using state of the art technology followed by diamond drilling in the New Year.  The Property covers 20 square miles in size.

The Company can earn its interest in the property by making payments to the optionor totaling $100,000 and issuing 200,000 common shares over a 48-month period from the date of regulatory approval.  The Company must also incur exploration expenditures on the property totaling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the agreement, the Company is to pay $5,000 and issue 50,000 common shares to the optionor; and make a cash payment of $10,000 and issue an additional 50,000 common shares one year following the date of regulatory approval.  Upon fulfilling the obligations set out above, the Company will earn a 100% right, title and interest in the property subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the Property.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

The Company has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

1.2.8

Mineral Property Option Payments Due In Fiscal 2008

In the year ending March 31, 2008, cash payments totaling $143,333 and the issuance of 106,666 common shares will be required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $13,333 have been made and 16,666 common shares have been issued pursuant to the agreements.

1.2.9

Market and Industry Trends

The average gold and silver prices in 2006 were US$603.46 and US$11.55 per ounce, respectively, and the average prices for the month of November up to November 23, 2007, were US$806.88 and US$14.77 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2007	As at March 31, 2006	As at March 31, 2005

Current assets	$ 404,737	$ 432,366	$ 272,923
Mineral property interests	3,837,781	1,323,978	705,730
Other assets	212,704	104,612	148,518
Total assets	4,455,222	1,860,956	1,127,171

Current liabilities	401,127	466,508	138,550
Shareholders’ equity	4,054,095	1,394,448	988,621
Total shareholders’ equity and liabilities	$ 4,455,222	$ 1,860,956	$ 1,127,171

Working capital (deficiency)	$ 3,610	$ (34,142)	$ 134,373

	For the years ended March 31,
	2007	2006	2005
Expenses
Amortization	$ 1,890	$ 6,443	$ 8,536
Foreign exchange (gains) / losses	(2,330)	3,141	13,958
Legal, accounting and audit	42,419	26,642	58,787
Management and consulting fees	102,500	37,500	30,000
Office and administration	79,474	133,781	90,536
Property investigation costs	12,132	--	25,193
Salaries and benefits	75,929	84,795	64,855
Shareholder communications	286,510	190,246	114,625
Stock-based compensation	67,867	232,287	288,601
Travel and conferences	19,458	49,139	25,673
Write-down of investments	--	24,999	12,191
Write-down of mineral property interests	--	172,697	1,995,978
(Recovery)/write-down of value added tax	--	(69,841)	91,411
Interest income	(22,499)	(565)	(5,341)
Loss for the year	(663,350)	(891,264)	(2,815,003)
Loss per common share	$ (0.02)	$ (0.03)	$ (0.10)
Weighted average number of common shares outstanding – basic and diluted	38,395,299	32,188,964	28,765,766

1.4

Results of Operations

Six Months Ended September 30, 2007, Compared to Six Months Ended September 30, 2006

For fiscal 2008, Cream incurred a loss of $688,388, or loss per common share of $0.02, compared to a loss of $354,975, or a loss of $0.01 per common share in fiscal 2007.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

	Three Months Ended September 30,		Six Months Ended September 30,
	2007	2006	2007	2006

Expenses
Amortization	$ 103	$ 371	$ 420	$ 743
Foreign exchange loss	691	62	27,986	1,421
Legal, accounting and audit	13,820	14,124	24,649	16,974
Management fees	32,500	19,000	67,000	40,000
Office and administration	30,373	28,649	55,196	49,310
Property investigations	1,343	12,132	1,703	12,132
Salaries and benefits	47,867	29,891	80,699	46,017
Shareholder communications	81,862	53,070	152,605	146,193
Stock-based compensation	108,082	18,045	279,067	47,322
Travel and conferences	1,636	900	1,971	2,859
Interest and other income	(703)	(614)	(2,908)	(7,996)
	317,574	175,630	688,388	354,975

Loss for the period	317,574	175,630	688,388	354,975

Loss per share, basic and diluted	$ 0.01	$ 0.00	$ 0.02	$ 0.01

Weighted average number of common shares outstanding – basic and diluted	44,242,782	36,234,278	43,917,925	38,646,684
Number of common shares outstanding at end of period	44,708,809	38,765,343	44,708,809	38,765,343

General and administrative expenses, not including stock-based compensation, totaled $412,229 in fiscal 2008, compared to $315,649 in fiscal 2007.  The increase was primarily due to three items, an increase in foreign exchange loss from $1,421 to $27,986, an increase in management fees from $40,000 to $67,000, and an increase in salaries and benefits from $46,017 to $80,699.

Cream conducts exploration activities in Mexico and Sierra Leone, and as such, has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company’s cash balances are primarily held in Canadian dollars, with some balances in United States dollars and in Mexican pesos.  There can be significant volatility with these currencies compared to the Canadian dollar.  As the Company increases its activity in foreign jurisdictions, and carries larger asset balances denominated in foreign currencies, foreign exchange gains and losses will increase as currency values fluctuate.

The fees paid to Lang Mining Corporation totaled $30,000 in fiscal 2007, and increased to $60,000 in fiscal 2008.  Consulting fees of $7,000 (fiscal 2007 - $10,000) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Legal, accounting and audit costs increased from $16,974 in fiscal 2007 to $24,649 in fiscal 2008.  The full amount, in both periods, relates to audit fees.  The audit costs for the year ended March 31, 2007 were higher than the estimated accrual for fiscal 2007.  As a result, the current fiscal year accrual has been increased.  Changes in generally accepted accounting principles, further reviews of internal controls and more audit testing are expected to be undertaken in fiscal 2008, which may increase accounting and audit costs further.  No major legal expense was incurred in the period.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be finalized on the Casierra properties in Sierra Leone.

Salaries and benefits have increased from $46,017 in fiscal 2007 to $80,699 in fiscal 2008.  Wages will

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

likely increase in future due to the increased time required to comply with changing reporting and regulatory regulations.  The exploration activity in Sierra Leone has caused increased use of shared administrative staff related to the tracking and recording of costs incurred.  This in combination with increased regulatory requirements has resulted in an increase in salaries, office and administration costs.  These costs increased from $49,310 in fiscal 2007 to $55,196 in fiscal 2008.  Office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  LMC Management Services Ltd. provides these services on a full cost recovery basis to Cream and other public companies sharing office space.

In fiscal 2008, fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.  The payment of these fees commenced in the second quarter of fiscal 2007, and is capitalized to the Nuevo Milenio property exploration and development costs.

Stock-based compensation of $47,322 in fiscal 2007 compares to $279,067 in fiscal 2008.  The significant increase in expense relates to the amount and timing of vesting of stock options granted to directors, officers, consultants and employees.  During the period ended September 30, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.01%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company also granted 780,000 stock options to CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHR”), an investor relations firm specializing in mineral resource companies, as the Company’s investor relations counsel: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.85, with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.12 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.  These options will be revalued at each quarter end, and at September 30, 2007, have the same values as at the date of grant.  The Company paid $15,000 for these services in fiscal 2008, all of which were incurred in the second quarter.

Shareholder communications costs have increased from $146,193 in fiscal 2007 to $152,605 in fiscal 2008.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $12,000 in both periods.  Axino AG was paid $37,500 in fiscal 2008 for services primarily related to the European markets, and Dynamic Stock Market Analysts were paid $18,250 to help the Company increase its presence on the internet.  Cronus Capital was paid $10,000 for ongoing investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a cost of $3,000 monthly.  These agreements are in addition to the agreement with CHF and were not in place in fiscal 2007.

Interest and other income decreased from $7,966 in fiscal 2007 to $2,908 in fiscal 2008 as a result of lower cash balances held in fiscal 2008.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration costs in the eight quarters in the past two years on a project-by-project basis:

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2006
Third Quarter	49,816	(64)	(321)	(241)	74,806
Fourth Quarter	34,675	--	54,459	32,550	32,391
Fiscal 2007
First Quarter	259,403	62,682	91,828	--	49,145
Second Quarter	374,404	11,770	44,624	35,381	111,275
Third Quarter	332,422	27,704	6,114	40	313,165
Fourth Quarter	199,613	2	52,134	45,164	496,933
Fiscal 2008
First Quarter	371,974	574	49,169	137,276	118,502
Second Quarter	208,635	164	10,499	109,047	584,113

Quarterly information for the eight quarters to September 30, 2007, is as follows:

Statement of Operations Data	Three months ended December 31, 2005	Three months ended March 31, 2006	Three months ended June 30, 2006	Three months ended September 30, 2006
Investment and other income	$ 44	$ 283	$ 7,384	$ 614
General and administrative expenses	89,227	123,280	157,452	146,067
Stock-based compensation	61,401	33,567	29,277	18,045
Write-down of investments	24,999	--	--	--
Loss according to financial statements	175,583	156,564	179,345	175,630
Loss from continuing operations per common share	0.01	0.00	0.01	0.00

Statement of Operations Data	Three months ended December 31, 2006	Three months ended March 31, 2007	Three months ended June 30, 2007	Three months ended September 30, 2007
Investment and other income	$ 13,179	$ 1,322	$ 2,205	$ 703
General and administrative expenses	116,597	185,734	201,674	208,852
Stock-based compensation	15,105	5,440	170,985	108,082
Property investigations	--	--	360	1,343
Loss according to financial statements	118,523	189,852	370,814	317,574
Loss from continuing operations per common share	0.00	0.01	0.01	0.01

Three Months Ended September 30, 2007, Compared To Three Months Ended September 30, 2006

For the three months ended September 30, 2007 (Q2 2008), Cream incurred a loss of $317,574 or $0.01 per common share, compared to $175,630 or $0.00 per common share for the three months ended September 30, 2006 (Q2 2007).  Total operating expenses, before interest income, stock-based compensation, write-down of mineral properties, foreign exchange and property investigations, were

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

$208,161 in Q2 2008 as compared to $146,005 in Q2 2007.

Legal, accounting and audit fees decreased nominally from $14,124 in Q2 2007 to $13,820 in Q2 2008.  Salaries and benefits increased from $29,891 in Q2 2007 to $47,867 in Q2 2008.  Office and administration costs increased nominally from $28,649 in Q2 2007 compared to $30,373 in Q2 2008.  There are more personnel sharing office and administration costs which results in a nominal decrease in general office overhead.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $5,000 per month for the services of Frank Lang as President and CEO of the Company in fiscal 2007.  This fee has been increased to a monthly fee of $10,000 in fiscal 2008 for a total of $30,000 in Q2 2008 compared to $15,000 in Q2 2007.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $4,000 were paid in Q2 2007 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company, compared to $2,500 in Q2 2008.

Shareholder communications increased from $53,070 in Q2 2007 to $81,862 in Q2 2008.  Costs included in shareholder communications include filing fees, investor relations activities, dissemination costs, printing costs, and transfer agent fees.  The Company has investor relation contracts with Axino AG and Arbutus Enterprises Ltd. “(Arbutus”).  Fees of $6,000 were paid to Arbutus in Q2 of each fiscal year.  Axino AG was paid $15,000 in Q2 2008 compared to $22,500 in Q2 2007.  Axino and Arbutus are at arms length to the Company.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a cost of $3,000 monthly.  In the second quarter of fiscal 2008, the Company hired CHF.  CHF was paid a monthly fee of $7,500 or $15,000 in Q2 2008.

Stock-based compensation of $18,045 was recorded in Q2 2007, compared to stock-based compensation of $108,062 recorded in Q2 2008.  Stock-based compensation recorded in Q2 2008 is comprised of the vested portion of the options granted to directors, consultants and employees in July 2007 and the vested portion of stock options granted to CHF in August 2007.

Travel and conference costs of $1,636 in Q2 2008 compares to $900 in Q2 2007.

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2007, Cream had a working capital deficiency of $856,384 (generally defined as current assets less current liabilities) compared to working capital of $3,610 at March 31, 2007, and an accumulated deficit of $19,283,554 (March 31, 2007 - $18,595,166).

Subsequent to September 30, 2007, and subject to regulatory approval, the Company will issue 411,764 common shares to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, commencing 90 days from the receipt of regulatory acceptance.  This loan agreement of $700,000 includes advances of $545,160 to September 30, 2007, which have been advanced without interest until the loan agreement is finalized.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

Investing Activities and Capital Expenditures

Current assets decreased to $297,063 at September 30, 2007, from $404,737 at March 31, 2007.  The market value of investments in publicly traded marketable securities was $37,174 at September 30, 2007, compared to $34,306 at March 31, 2007.  The values of the marketable securities held are highly volatile.  At September 30, 2007, the cost basis of these publicly traded securities is $31,704 (March 31, 2007 - $31,704).  Investments include shares with a cost basis of $30,796 (March 31, 2007 - $30,796) that are investments in companies with officers and directors in common with the Company.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

Subsequent to September 30, 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B (collectively, the “Property”), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The Property is located 90 kilometers south west of the Minago Nickel deposit of Victory Nickel Inc.

Cream can earn its interest in the property by making payments to the optionor totaling $100,000 and issuing 200,000 common shares over a 48-month period.  Cream must also incur exploration expenditures on the property totaling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the agreement, Cream is to pay $5,000 and issue 50,000 common shares to the optionor upon receipt of regulatory approval and $10,000 and an additional 50,000 common shares 12 months following the date of regulatory approval.

The Company has acquired additional equipment totaling $102,217 that has been transported and received in Sierra Leone in preparation for the program expected to commence in January 2008.  Experienced field crew has been hired for the program.

1.7

Capital Resources

The Company currently has warrants and stock options that may be exercised to acquire common shares, but some of the exercise prices are outside of the current trading range of the Company’s shares.  The Company will have to issue additional common shares to obtain the necessary working capital to pay liabilities and to conduct exploration programs on its properties.

During the six months ended September 30, 2007, 410,000 stock options were exercised at prices ranging from $0.15 to $0.165 to provide $63,000 to the treasury.

During the six months ended September 30, 2007, 1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012.  CHF was granted stock options on August 1, 2007, exercisable over a five-year period from grant for an aggregate 780,000 common shares of the Company at strike prices ranging from $0.75 to $0.95 per share, for up to five years.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

In August 2007, the Company announced a private placement of up to 572,000 flow-through units, and 242,000 non flow-through units, for gross proceeds of up to $550,440.  This private placement was cancelled.

In November 2007, the Company has announced a non-brokered private placement at a price of $0.45 per unit.  Each unit is to be comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.  At the date of this interim report, the financing had not closed.  Proceeds from the private placement will be used to fund Cream’s work programs on its mineral properties in Manitoba, Sierra Leone, Mexico and British Columbia.  Work on the Wine Radar Lake Property will include geophysics, drill site preparation and diamond drilling.  Work in British Columbia ($200,000) will focus on the high-grade Goldsmith Property and include investigation of the large aerial magnetic and electromagnetic anomaly discovered last year, which appears to have massive sulphide potential.  Additionally, some funds may be spent on the Kaslo Silver-Lead-Zinc property and the Kootenay Gemstone property, with the balance of funds being used for general working capital purposes, depending on the total funds raised in the financing.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

	Six months ended September 30,
	2007	2006
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 155,365	$ 120,991
Lang Mining Corporation (b)	60,000	30,000
Kent Avenue Consulting Ltd. (d)	7,000	10,000
Fred Holcapek (e)	US$51,000	US$30,000
	September 30, 2007	March 31, 2007
Balances receivable from:
LMC Management Services Ltd. (a)	$ --	$ 11,999
Ainsworth Jenkins - Casierra project (c)	79,382	--
Directors	177	--
	$ 79,559	$ 11,999
Balances payable to:
Ainsworth Jenkins - Casierra project (c)	--	49,612
LMC Management Services Ltd. (a)	33,289	--
Directors	545,160	47,042
	$ 578,449	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.  Subsequent to September 30, 2007, and subject to final regulatory approval, the Company will issue 411,764 common shares to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 that has been advanced by Mr. Lang, and is to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, commencing 90 days from the receipt of regulatory acceptance.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at September 30, 2007, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”  The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain on the available for sale securities for the six months ended September 30, 2007, was $2,868, which is reported in the current period.  There would be no tax

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short term investments, accounts receivable, amounts due to/from related parties, accrued liabilities, and accounts payable.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  The Company invests its excess funds in Guaranteed Investment Certificates.

The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD&A Requirements

See the unaudited interim consolidated financial statements for the six months ended September 30, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 23, 2007, the date of this MD&A, subject to minor accounting adjustments:

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

Outstanding share information at November 23, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

44,708,809 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,027,300	0.54	December 18, 2008
11,250	0.54	November 29, 2007
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,796,500	0.50	April 18, 2012
260,000	0.65	September 21, 2012
260,000	0.75	September 21, 2012
260,000	0.85	September 21, 2012
5,156,150

Warrants Outstanding

There are 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, and 1,250,000 warrants outstanding at a price of $0.50, expiring February 21, 2009.

Other Information

Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2007

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the six months ended September 30, 2007 and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the interim filings were being prepared.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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